BB 3/21 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

05039447

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13910

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: New England Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Boylston Street, 5th Floor
(No. and Street)

Boston	Massachusetts	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul D. Hipworth — (732) 326-4150
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH. D.C.
179

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Paul D. Hipworth, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to New England Securities Corporation and subsidiary for the year ended December 31, 2004 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul D. Hipworth 2/25/05

Signature Date

Chief Financial Officer

Title

Subscribed and Sworn to before me on this 25 day of February 2005

Sherine Faltaous

Notary Public

SHERINE FALTAOUS
Notary Public of New Jersey
My Commission Expires Nov. 17, 2009

NEW ENGLAND SECURITIES CORPORATION
(SEC. I.D. No. 8-13910)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder
New England Securities Corporation:

We have audited the accompanying consolidated statement of financial condition of New England Securities Corporation and subsidiary (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit also includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of New England Securities Corporation and subsidiary at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2005

NEW ENGLAND SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 19,763,264
Cash segregated pursuant to Federal regulations	3,589,100
Commissions and fees receivable	7,745,000
Receivable from brokers and clearing organizations	3,426,307
Securities owned, at market value	552,955
Prepaid expenses	810,131
Deferred tax asset	1,032,321
Receivable from affiliate	11,850
Other assets	210,873
TOTAL ASSETS	$ 37,141,801

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 5,809,999
Due to parent and affiliates	9,947,893
Due to customers	3,102
Securities sold but not yet purchased, at market value	20,467
Accrued expenses and other liabilities	5,880,416
Total liabilities	21,661,877
STOCKHOLDER'S EQUITY:	
Common stock, $250 par value; authorized, 2,000 shares; outstanding, 1,000 shares	250,000
Additional paid-in capital	74,117,262
Accumulated deficit	(58,887,338)
Total stockholder's equity	15,479,924
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 37,141,801

See notes to statement of financial condition.

NEW ENGLAND SECURITIES CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2004

1. ORGANIZATION

New England Securities Corporation (the "Company") is a wholly-owned subsidiary of New England Life Insurance Company, Inc., ("NELICO") and was established in 1968. NELICO is a subsidiary of Metropolitan Life Insurance Company ("Metropolitan"). The ultimate parent company of Metropolitan is Metlife, Inc.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 ("the 1934 Act"), a registered investment adviser under the Investment Advisers Act of 1940, and is a member of the NASD, Inc. The Company's business includes the offering of equity and debt securities, mutual funds, proprietary and non-proprietary wrap programs as well as financial planning services. The Company is the national distributor for variable annuity and variable life products issued by NELICO.

The Company clears the majority of its transactions through Pershing LLC ("Pershing").

The Company is the sole owner of Hereford Insurance Agency, Inc., ("Hereford").

"MetLife" as used in these Notes refers to MetLife, Inc., a Delaware Corporation, and its subsidiaries (other than the Company), including Metropolitan Life Insurance Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements consolidate the accounts of the Company and Hereford (collectively the "Firm"). All significant intercompany balances and transactions have been eliminated.

Consolidated Statement of Cash Flows - Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less. Included as cash equivalents is $11,395,431 in money market funds sponsored by the Company's clearing broker and Nvest, Inc. Substantially all the remaining balance is cash on deposit with Bank of America, JPMorgan Chase and PNC Bank.

Income Taxes - The Company is a member of the consolidated federal income tax group established by MetLife, Inc. for its wholly-owned subsidiaries. Accordingly, computed taxes payable or receivable are due to or from the parent. The Company participates in a Tax Sharing Agreement with MetLife, Inc.

The Company applies the concepts of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which establishes deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS No. 109 allows recognition of deferred tax assets if future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be realized.

Use of Estimates in the Preparation of Consolidated Financial Statements - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments - SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Firm to report the fair value of financial instruments, as defined. Substantially all of the Firm's financial assets and liabilities are carried at fair value or amounts that approximate fair value.

3. SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

Marketable securities owned and sold but not yet purchased, consist of trading and investment securities at market values as follows:

	Owned	Sold But Not Yet Purchased
Stocks and mutual funds	$ 549,604	$ 20,467
Obligations of U.S. government and agencies	3,351	-
	$ 552,955	$ 20,467

4. RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

Substantially all clearing and depository operations for the Company's and customers' securities transactions are provided by Pershing pursuant to a clearing agreement. At December 31, 2004, approximately $3,101,000 is on deposit with Pershing in interest bearing accounts. This balance is included in receivable from brokers and clearing organizations in the consolidated statement of financial condition. Securities owned are held in the custody of Pershing. Pershing has the ability to pledge the securities in its custody.

The Company has agreed to indemnify Pershing for losses which may be sustained as a result of the failure of customers introduced by the Company to Pershing to satisfy their obligations in connection with their securities transactions.

The Company is a member of the National Securities Clearing Corporation ("NSCC") and settles various transactions utilizing the services of NSCC. At December 31, 2004, approximately $10,000 was receivable from NSCC.

5. RELATED PARTY TRANSACTIONS

MetLife provides administrative, operations and support services and functions for the Company through facilities shared by other MetLife, Inc. subsidiaries. The Firm reimburses MetLife for the costs of providing such administrative, operations and support services. During 2004, NELICO resolved a number of lawsuits and arbitrations in which the Company was a defendant or co-defendant by paying settlements or judgments.

Receivable from affiliate represents reimbursements due to the Company. Due to parent and affiliates represents the reimbursements payable for administrative, operations and support services provided by MetLife.

6. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At December 31, 2004, the Company had net capital of approximately $11,079,000 which was approximately $10,829,0000 in excess of the requirement of $250,000.

7. EMPLOYEE BENEFIT PLANS

MetLife sponsors and administers defined benefit and defined contribution pension plans. For the defined benefit plan, the benefits are based on years of credited service and final average earning history. MetLife's funding policy is to require affiliates to contribute their portion of the amount necessary to satisfy IRS contribution guidelines.

8. INCOME TAXES

The net deferred income tax asset recorded in the consolidated statement of financial condition as of December 31, 2004 consists of:

Deferred tax assets	
Incentive compensation - accrued	97,080
Unrealized losses	129,797
NOL Carry forward	935,509
Other	77,676
	1,240,062
Deferred tax liabilities	
Depreciation	(120,560)
State taxes	(87,181)
Net deferred tax asset	$ 1,032,321

The Company has not provided for a valuation allowance against the deferred tax asset as management has determined it is more likely then not that the deferred tax asset will be realized.

As of December 31, 2004 the Company had a net operating loss carryforward of $2,672,883 which will expire in 2023.

9. COMMITMENTS AND CONTINGENCIES

The Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations. In connection with an SEC formal investigation relating to an investment advisory program, the Company has established a reserve for certain amounts due customers and other related charges. This reserve is reflected in accrued expenses and other liabilities.

The Company is involved in other legal proceedings and investigations which arise in the conduct of its business. In some of these matters, very large and/or indeterminate amounts, including punitive damages, are sought. It is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's consolidated financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company engages in brokerage transactions that settle in accordance with industry practice. In the event a customer or counterparty is unable to fulfill its contracted obligations, the Company might be required to liquidate the transaction for its own account. Additionally, the agreements between the Company and its clearing broker provide that the Company is obligated to assume any responsibility related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

Certain securities transactions in the normal course of business may also give rise to off-balance sheet market risk. Securities sold but not yet purchased by the Company involve an obligation to purchase securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by management.

11. SUBORDINATED LOAN AGREEMENT

On November 14, 2002 the Company entered into a Subordinated Revolving Credit Agreement with Metropolitan which became effective on December 15, 2002. The agreement provides a revolving credit line to the Company not to exceed $5,000,000, and has a scheduled maturity date of December 15, 2007. As of December 31, 2004, the Company has not utilized this facility.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2005

New England Securities Corporation
501 Boylston Street
Boston, MA 02116

Dear Sir or Madam:

In planning and performing our audit of the consolidated financial statements of New England Securities Corporation (the "Company") and subsidiary for the year ended December 31, 2004 (on which we issued our report dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP